Exhibit 99.1

Cyberkinetics Announces Results for the Fourth Quarter and Fiscal
Year Ended December 31, 2006

FOXBOROUGH, Mass.--(BUSINESS WIRE)--March 20, 2007--Cyberkinetics Neurotechnology Systems, Inc. (OTCBB: CYKN; "Company;" "Cyberkinetics"), today released financial results for the fourth quarter and year ended December 31, 2006, and provided updates on the Company's progress on new product programs. "In 2006 we began to implement our strategy to move into the neurostimulation market through the acquisition of the Andara(TM) OFS(TM) Therapy platform," stated Timothy R. Surgenor, Cyberkinetics' President and Chief Executive Officer. "In September 2006, we received Humanitarian Use Device (HUD) Designation for our Andara(TM) OFS(TM) System as a treatment for acute spinal cord injury and, in February 2007, submitted a Humanitarian Device Exemption
(HDE) to the Food and Drug Administration (FDA) to obtain market clearance. If approved, the Andara(TM) OFS(TM) System would be the first commercially available neurotechnology device designed to partially restore sensation and motor function in acute spinal cord injuries by stimulating nerve repair. We estimate that the initial market for the Andara(TM) OFS(TM) System to treat acute spinal cord injury may be $150 million in the United States alone.

"We also initiated efforts to expand the applications of our Andara(TM) OFS(TM) Therapy to substantially larger future markets. In December 2006, we received notification of allowance from the U.S. Patent and Trademark Office for a key patent related to our Andara(TM) OFS(TM) PLUS System, a novel product that combines stimulation with a growth factor and is designed to treat the large pool of individuals with existing spinal cord injuries. We also completed initial market research on the potential application of the Andara(TM) Therapy in peripheral nerve injuries.

"During 2006, we also leveraged our ground-breaking success in the BrainGate Neural Interface System program by initiating a study of our NeuroPort(TM) Neural Monitoring System in patients with treatment-resistant epilepsy. Initial results of this work, reported by Dr. Ron Emerson at the American Clinical Neurophysiology Society Meeting in Chicago in November 2006, could open the door to the development of innovative treatments to reduce or prevent seizures in the more than 200,000 people that, today, have few, if any, options for controlling their seizures," Surgenor added.

Total revenues for the three months ended December 31, 2006, were $455,000, as compared to $283,000 for the three months ended December 31, 2005. Product sales for the three months ended December 31, 2006, were $333,000, as compared to $283,000 for the three months ended December 31, 2005. Grant revenue for the three months ended December 31, 2006, was $123,000. There was no grant revenue during the three months ended December 31, 2005.

Operating expenses for the three months ended December 31, 2006, were $3,274,000, as compared to $2,535,000 for the three months ended December 31, 2005. The increase of $739,000 in operating expenses was primarily a result of increased research and development and sales and marketing activities related to the anticipated launch of the Andara(TM) OFS(TM) System, which could be by the end of 2007.

The net loss for the three months ended December 31, 2006, was $2,808,000, or $0.08 per share, based on 34,682,000 weighted-average common shares outstanding, as compared to $2,285,000, or $0.09 per share, for the three months ended December 31, 2005, based on 25,803,000 weighted-average common shares outstanding. Weighted-average common shares outstanding increased primarily as a result of the issuance of 8,337,000 shares in connection with private placement in October 2006 and 2,036,000 unrestricted shares in connection with the acquisition of Andara Life Science, Inc.

Total revenues for the year ended December 31, 2006, were approximately $1,680,000, as compared to $1,059,000 for the year ended December 31, 2005. Product sales for the year ended December 31, 2006, were approximately $1,037,000, as compared to $779,000 for the year ended December 31, 2005. Grant revenue for the year ended December 31, 2006, was approximately $643,000, as compared to $280,000 for the year ended December 31, 2005.

Operating expenses for the year ended December 31, 2006, were $13,788,000, as compared to $10,156,000 for the year end December 31, 2005. Operating expenses for 2006 include a charge of $1,602,000 for in-process research and development obtained in acquisition of Andara Life Science, Inc. The remaining increase of $2,030,000 in operating expense was primarily a result of increased research and development and sales and marketing activities related to the anticipated launch of the Andara(TM) OFS(TM) System.

The net loss for the year ended December 31, 2006, was approximately $12,278,000, or $0.42 per share, based on 29,361,000 weighted-average common shares outstanding, as compared to $9,326,000, or $0.51 per share, for the year ended December 31, 2005, based on 18,387,000 weighted-average common shares outstanding. Weighted-average common shares outstanding increased primarily as a result of the issuance of 8,337,000 and 9,836,000 shares in connection with private placements in October 2006 and September 2005, respectively, and 2,036,000 unrestricted shares in connection with the acquisition of Andara Life Science, Inc.

At December 31, 2006, the Company had cash and cash equivalents of approximately $11,836,000. In October 2006, the Company raised $9,316,000 in net proceeds from the issuance of 8,337,000 shares of common stock in a private placement and issued warrants to purchase another 4,506,000 shares of common stock at $1.40 per share.

Fourth Quarter and Recent Operational Highlights

Andara(TM) Oscillating Field Stimulator (OFS(TM)) Therapy to Repair Nerve Damage and

Restore Function

    -- On February 20, 2007, Cyberkinetics submitted a Humanitarian Device Exemption (HDE) to the Food and Drug Administration (FDA) to obtain market clearance for the implantable Andara(TM) OFS(TM) System, a nerve growth stimulator. If approved, the Andara(TM) OFS(TM) System would be the first commercially available neurotechnology device designed to partially restore sensation and motor function in acute spinal cord injuries by stimulating nerve repair.

    -- In December 2006, Cyberkinetics received notification from the U.S. Patent and Trademark Office of an allowance for publication number US20040214790A1, entitled "Method of Treatment for Spinal Cord Injury". The patent relates to the Company's Andara(TM) Oscillating Field Stimulator (OFS(TM)) neural stimulation technology platform and covers the use of electrical stimulation of nerve tissue in combination with a growth factor, which may enable the treatment of spinal cord and other nerve injuries that are months or years old.

Neural Interface System - BrainGate System to Enable Communication and Limb Movement and NeuroPort(TM) System to Detect and Predict Epileptic Seizures

    -- John P. Donoghue, Ph.D., Cyberkinetics' Chief Scientific Officer, discussed the rapidly expanding field of neuroprosthetics in a symposium entitled "Smart Prosthetics: Interfaces to the Nervous System Help Restore Independence" at the annual meeting of the American Association for the Advancement of Science (AAAS) on February 16, 2007, in San Francisco, California. Cyberkinetics is working with Case Western Reserve University and the Cleveland FES (Functional Electrical Stimulation) Center to develop a neuroprosthetic system capable restoring partial arm and hand function to people with severe paralysis due to spinal cord injury (SCI). The joint project combines the limb-movement technology developed at Case and the FES Center with Cyberkinetics' BrainGate Neural Interface System (BrainGate). The five-year project is being funded by the National Center for Medical Rehabilitation Research (NCMRR), a component of the National Institute of Child Health and Human Development (NICHD).

    -- In November 2006, Ronald G. Emerson, M.D., reported preliminary results from an ongoing study of Cyberkinetics' NeuroPort(TM) Neural Monitoring System at the Annual Meeting of the American Clinical Neurophysiology Society in Chicago, Illinois. The study is currently underway at the Columbia University Medical Center in New York City. Results from a patient who had the NeuroPort(TM) sensor implanted along with standard intracranial Electroencephalography (iEEG) sensors, showed that -- with Cyberkinetics' NeuroPort(TM) System -- physicians were able to successfully record and monitor brain electrical activity in greater detail than with iEEG alone; better characterize the genesis of the seizure; correlate the activity with an epileptic seizure; and also identify seizure onset activity earlier than with iEEG.

    -- At the Annual Meeting of the Society for Neuroscience in Atlanta, Georgia, in October 2006, Leigh R. Hochberg, M.D., Ph.D., Principal Investigator in the pilot trial of the BrainGate Neural Interface System, presented preliminary findings from the trial's first participant with ALS (amyotrophic lateral sclerosis or Lou Gehrig's disease). The participant, though unable to speak, was immediately able to use his own thoughts and the BrainGate System to control a computer cursor. In October 2006, Stephen Heywood, 37, the identified himself as the first ALS participant. In November 2006, Mr. Heywood died suddenly as a result of respiratory failure unrelated to the BrainGate technology.

    -- Also at the Society for Neuroscience Meeting, Dr. Donoghue presented preliminary results related to a 53-year-old woman participating in the pilot trial of the BrainGate System who is unable to move or speak due to a brainstem stroke. This participant achieved BrainGate-enabled control of a communication device and demonstrated the initial proof-of-concept of the ability to remotely operate a wheelchair using her thoughts.

    Conference Call Instructions

Cyberkinetics' management will hold a conference call at 10:00 am Eastern Time, Tuesday, March 20, 2007, to discuss fourth quarter and year-end 2006 results. Those who would like to participate in the conference call should dial 800-599-9795, or 617-786-2905 for international participants, and use the pass code 34581222. To access a replay of the conference call, which will be available from 12:00 Noon Eastern Time on March 20th until 5:00 pm Eastern Time on March 27th, please dial 888-286-8010, or 617-801-6888 for international callers, and use the pass code 45068927.

An audio webcast of the conference call will also be available at www.cyberkineticsinc.com on Cyberkinetics' investor relations page. The webcast is also being distributed through the Thomson StreetEvents Network. Individual investors can listen to the call at www.earnings.com, Thomson's individual investor portal, powered by StreetEvents. Institutional investors can access the call via www.streetevents.com, a password-protected event management site.

About Cyberkinetics Neurotechnology Systems, Inc.

Cyberkinetics Neurotechnology Systems, Inc., a leader in the neurotechnology industry, is developing neural stimulation, sensing and processing technology to improve the lives of those with severe paralysis resulting from spinal cord injuries, neurological disorders and other conditions of the nervous system. Cyberkinetics' product development pipeline includes: Andara(TM) OFS(TM) Therapy for acute spinal cord injury, an investigative device designed to stimulate nerve repair and restore sensation and motor function; the BrainGate System, an investigative device designed to provide communication and control of a computer, assistive devices, and, ultimately, limb movement; and a pilot program in the detection and prediction of seizures due to Epilepsy. Additional information is available at Cyberkinetics' website at http://www.cyberkineticsinc.com.

Forward-Looking Statements

This announcement contains forward-looking statements, including statements about Cyberkinetics' product development plans and progress, potential development of proprietary inventions and benefits that may be realized by certain research programs. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and can be identified by the use of forward-looking terminology such as "may," "will," "believe," "expect," "anticipate" or other comparable terminology. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements and reported results shall not be considered an indication of our future performance. Factors that might cause or contribute to such differences include our limited operating history; our lack of profits from operations; our ability to successfully develop and commercialize our proposed products; a lengthy approval process and the uncertainty of FDA and other governmental regulatory requirements; clinical trials may fail to demonstrate the safety and effectiveness of our products; the degree and nature of our competition; our ability to employ and retain qualified employees; compliance with recent legislation regarding corporate governance, including the Sarbanes-Oxley Act of 2002; as well as those risks more fully discussed in our public filings with the Securities and Exchange Commission, all of which are difficult to predict and some of which are beyond our control.

Financial results for the quarter and year ended December 31, 2006 are summarized in the tables below.

                   Cyberkinetics Neurotechnology Systems, Inc.
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)

                     Three Months Ended             Year Ended
                        December 31,               December 31,
                 -------------------------- --------------------------
                     2006         2005          2006         2005
                 ------------- ------------ ------------- ------------

Revenues:
Product sales        $332,628     $282,618    $1,037,169     $778,566
Grant income          122,854            -       642,866      280,217
                 ------------- ------------ ------------- ------------
Total revenues        455,482      282,618     1,680,035    1,058,783

Operating expenses:
Cost of product
 sales                105,774       91,035       384,175      187,877
Research and
 development        1,889,112    1,303,786     6,693,881    5,587,375
Sales and
 marketing            265,456       85,236       874,426      331,094
General and
 administrative     1,013,535    1,054,917     4,233,466    4,049,796
Purchased in-
 process research
 and development            -            -     1,602,239            -
                 ------------- ------------ ------------- ------------
Total operating
 expenses           3,273,877    2,534,974    13,788,187   10,156,142
                 ------------- ------------ ------------- ------------

Operating loss     (2,818,395)  (2,252,356)  (12,108,152)  (9,097,359)

Other income (expense):
Interest income       137,264      116,195       417,886      177,698
Interest expense     (127,152)    (148,383)     (587,281)    (406,204)
                 ------------- ------------ ------------- ------------
Other expense,
 net                   10,112      (32,188)     (169,395)    (228,506)
                 ------------- ------------ ------------- ------------

Net loss          $(2,808,283) $(2,284,544) $(12,277,547) $(9,325,865)
                 ============= ============ ============= ============


Basic and diluted
 net loss per
 common share          $(0.08)      $(0.09)       $(0.42)      $(0.51)
                 ============= ============ ============= ============

Shares used in
 computing basic
 and diluted net
 loss per common
 share             34,682,147   25,803,346    29,361,064   18,386,809
                 ============= ============ ============= ============

             Cyberkinetics Neurotechnology Systems, Inc.
                Condensed Consolidated Balance Sheets
                                   (Unaudited)

                                                      As of
                                             December 31,  December 31,
                                                 2006         2005
                                             ------------ ------------
Assets
Current Assets
  Cash and cash equivalents                  $11,835,534  $11,346,372
  Other current assets                         1,593,718    1,051,038
Net property and equipment                       569,256      619,433
Other assets                                   2,105,345      348,545
                                             ------------ ------------
Total assets                                 $16,103,853  $13,365,388
                                             ============ ============

Liabilities and stockholders' equity
Current liabilities                            3,888,953    2,158,810
Long-term liabilities                          2,115,231    2,864,327

Stockholders' equity:
  Common stock, $0.001 par value                  37,409       27,158
  Additional paid-in-capital                  44,337,458   31,112,108
  Common stock held in escrow                          -      (13,000)
  Deferred stock-based compensation                    -     (786,364)
  Accumulated deficit                        (34,275,198) (21,997,651)
                                             ------------ ------------
Total stockholders' equity                    10,099,669    8,342,251
                                             ------------ ------------
Total liabilities and stockholders' equity   $16,103,853  $13,365,388
                                             ============ ============

    CONTACT: Cyberkinetics Neurotechnology Systems, Inc.
             Elizabeth A. Razee, 508-549-9981, Ext. 109
             Manager, Corporate Communications

    SOURCE: Cyberkinetics Neurotechnology Systems, Inc.